INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

August 13, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the EuroPac Funds, FAMCO MLP & Energy Infrastructure Fund, GaveKal Knowledge Leaders Fund, Ironclad Managed Risk Fund, Jubak Global Equity Fund, and Ramius Dynamic Replication Fund

This letter summarizes the comments provided by Chad Eskildsen of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 12, 2013, regarding Sarbanes Oxley Act review.  Responses to all of the comments are included below:

497K - Summary Prospectus and Web site linking

Advisory Research Funds, GaveKal Knowledge Leaders Fund, Jubak Global Equity Fund, FAMCO MLP & Energy Infrastructure Fund, and Ramius Dynamic Replication Fund.

1.
The website address in the legend of the summary prospectus should be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page of the Web site on which the materials are posted.  Please review the funds’ summary prospectuses legends to ensure they have the correct Web site address.

Response:  The Registrant will include the exact Web site location of the required documents in the legend of the summary prospectuses during each respective fund’s next update of its Summary Prospectus.

2.
On the Ramius Dynamic Replication Fund’s web page, the blue box on the right side that lists the Fund’s Prospectus, SAI and Summary are linked to the 2012 Prospectus rather than the current 2013 Prospectus.  Please update the link.

Response:  The Web page links have been fixed and they are correctly linked to the Fund’s 2013 Prospectus, SAI and Summary Prospectus.

Form N-CSRs

EuroPac Funds October 31, 2012 Annual Report

3.	Confirm in the response letter whether the line graph include sales load pursuant to Instruction 2 to Item 27 of Form N1-A.

Response:  The line graph for the EuroPac Funds did not include sales load.  The Registrant has corrected the line graph and filed an amended Form N-CSR.

FAMCO MLP & Energy Income Fund November 30, 2012 Annual Report

4.
Clarify in the response letter whether the performance line graph presented is for the Fund’s Class I or Class A shares as the footnote states that it includes a maximum sales charge.  The line graph should be clearly labeled with name of the share class.

Response:  The Registrant confirms that the line graph is for Class I shares.  The Registrant will file an amended Form N-CSR with clearly labeled line graph and revised footnote disclosure.

5.	Confirm in the response letter that the Fund disclose the source of the return of capital distribution payment pursuant to Section 19(a)(1) of the 40 Act.

Response:  The Registrant disclose on the dividend statement sent to shareholders the estimated percentage of return of capital included in the distribution.

6.	Revise the disclosure on the Factsheet posted on the Fund’s Web site to clearly state the portion of return of capital included in the distribution yield.

Response:  As the Fund can only determine the final return of capital amount when its underlying investments disclose such information typically in January or February, the Registrant will disclose the estimated percentage of return of capital on future Factsheet starting with the September 2013 quarter-end.

GaveKal Knowledge Leaders Fund August 31, 2012 Annual Report

7.
The “Dear Shareholder” letter only mentioned the Fund’s performance against its benchmark indices but did not discuss the factors that materially affected the Fund’s performance during the reporting period.

Response:  The Registrant will verify that the advisor will include a discussion of the factors that materially impacted the Funds’ performance in future management discussions of fund performance included in its annual report.

Ironclad Managed Risk Fund September 30, 2012 Annual Report

8.
The Fund held more than 70% of total investments in “UMB Money Market Fiduciary”, please explain why there were no acquired fund fees and expenses on the “Fees and Expense” table in the Fund’s Prospectus.

Response:  The “UMB Money Market Fiduciary” is an interest earning cash sweep vehicle with the Fund’s custodian.  It is not a mutual fund or investment company.

9.	Confirm in the response letter that the Fund was taking a temporary defensive position since it did not hold any of the principal investments, options contracts as stated in the Fund’s Prospectus.

Response:  The Registrant has confirmed with the advisor that the index options contracts the Fund typically invests expire at the end of each calendar quarter.  The Registrant represents that the Fund held eight separate options on September 27, 2012, the business day before the last business day of the fiscal year.

10.	Note 7 to the Financial Statements, it appears the value of the “Money Market” and “U.S. Treasury Bill” investments were reversed in the Level 1, Level 2 and Level 3 table.

Response:  The Registrant has filed an amended Form N-CSR with the corrected value.

Ramius Dynamic Replication Fund October 31, 2012 Annual Report

11.
The tabular presentation of portfolio holdings included on page 8 of the annual report is not meaningful to investors.  Please consider revising to provide more useful information, such as the pie chart in the Fund’s Factsheet, to investors about the types of investments made by the fund.

Response:  The Registrant will consider and provide the portfolio holdings information in a format that is more meaningful to investors in its next semi-annual or annual reports.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact as noted below.  Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360

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